UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0157
Washington, D.C. 20549	Expires: January 31, 2008
Estimated average burden hours per response. . . . .3
FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.            GENERAL IDENTIFYING INFORMATION

1.          Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

                  [   ]    Merger

                  [   ]    Liquidation

                  [X]    Abandonment of Registration
                             (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                   [   ]    Election of status as a Business Development Company
                              (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.          Name of Fund: FKLA Variable Separate Account

3.          Securities and Exchange Commission File No.: 811-8592

4.          Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                [X]      Initial Application      [   ]      Amendment

5.          Address of Principal Executive Office (include No. and Street, City, State, ZIP Code):
             2801 Highway 280 South, Birmingham, AL 35223

6.          Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

             Max Berueffy, Protective Life Corporation,
             2801 Highway 280 South, Birmingham AL 35223
             205-268-3581

7.          Name, address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

             Protective Life Insurance Company (as successor corporation following the merger of
             Chase Insurance Life and Annuity Company with and into Protective Life Insurance Company)
             2801 Highway 280 South, Birmingham, AL 35223

8.          Classification of fund (check only one):

                  [   ]    Management company;

                  [X]    Unit investment trust; or

                  [   ]    Face-amount certificate company.

9.          Subclassification if the fund is a management company (check only one):

                [   ]      Open-end      [   ]      Closed-end

10.        State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Illinois

11.        Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

             NONE

12.        Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

             NONE

13.          If the fund is a unit investment trust ("UIT") provide:

                  (a)    Depositor's name(s) and address(es):

                            Chase Insurance Life and Annuity Insurance Company
                            2500 Westfield Drive, Elgin, IL 60123-7836

                  (b)    Trustee's name(s) and address(es):

                            NONE

14.        Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                [   ]      Yes      [X]      No

                If Yes, for each UIT state:

               Name(s):

               File No.

               Business address:

15.        (a)      Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger,
                       Liquidation or Abandonment of Registration?

                       [X]      Yes      [   ]      No

                      If Yes, state the date on which the board vote took place:

                     September 24, 2007

                     If No, explain:

            (b)      Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation, or Abandonment of Registration?

                       [   ]      Yes      [X]      No

                      If Yes, state the date on which the shareholder vote took place:

                      If No, explain:

                    The Separate Account has no shareholders.

II.            Distributions to Shareholders

16.          NOT APPLICABLE

17.          NOT APPLICABLE

18.          NOT APPLICABLE

19.          NOT APPLICABLE

III.          Assets and Liabilities

20.          NOT APPLICABLE

21.          NOT APPLICABLE

IV.            Information About Event(s) Leading to Request for Deregistration

22.          NOT APPLICABLE

23.          NOT APPLICABLE

V.             Conclusion of Fund Business

24.          Is the fund a party to any litigation or administrative proceeding?

                [   ]      Yes      [X]      No

               If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.          Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                [   ]      Yes      [X]      No

               If Yes, describe the nature of those activities:

VI.            Mergers Only

26.          NOT APPLICABLE

VERIFICATION

      The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of FKLA Variable Separate Account, (ii) he or she is the

President of Protective Life Insurance Company, as survivor of the merger of Chase Insurance Life and Annuity Insurance

Company into Protective Life Insurance Company, depositor for the FKLA Variable Separate Account, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/S/ JOHN D. JOHNS
John D. Johns, President
Protective Life Insurance Company